UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35260

AV HOMES, INC.

(Exact name of registrant as specified in its charter)

6730 N. Scottsdale Rd. Suite 150

Scottsdale, Arizona 85253

(480) 214-7400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.00% Senior Convertible Notes due 2020

(Title of each class of securities covered by this Form)

Common Stock, par value $1.00 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

6.00% Senior Convertible Notes due 2020                                1

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 2, 2018

AV HOMES, INC.

By:	/s/ Darrell C. Sherman
	Name:	Darrell C. Sherman
	Title:	Executive Vice President, Chief Legal Officer and Secretary